Filed by Virgin Group Acquisition Corp. II.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

Commission File No. 132-02850

Date: December 8, 2021

The following are social media posts posted on December 8, 2021:

Link: https://www.instagram.com/p/CXOReOkDFDZ/

Link: https://twitter.com/HollyBranson/status/1468568831132057600?s=20

Link: https://www.linkedin.com/posts/holly-branson_i-am-inspired-by-grove-collaboratives-vision-activity-6874350420337283072-tel1

Link: https://www.instagram.com/reel/CXOMRUoAwkp/?utm_source=ig_web_copy_link

Link: https://twitter.com/richardbranson/status/1468568536234676231?s=20

Link: https://www.linkedin.com/posts/rbranson_were-delighted-to-share-that-grove-collaborative-activity-6874348038895222784-xY8Y

Links: https://www.instagram.com/p/CXOP8uOFEAq/

Link: https://twitter.com/Virgin/status/1468568776019005445?s=20

Link: https://www.linkedin.com/feed/update/urn:li:activity:6874335799861628928/

The following is the transcript for the Q&A video posted in the above social media:

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Hi, I'm Stu Landesberg

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co-founder and CEO of Grove Collaborative.

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Grove set out to transform categories like

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hand soap, dish soap,

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the whole consumer products industry

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to be a positive force

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for human health

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and to be a positive impact

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on the environment.

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I'm here today

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to talk with Richard

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about why Grove and Virgin are partnering

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to transform this industry

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over the coming years

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as we take the company public together.

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Really excited to have this conversation.

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It's fantastic to be partnering with you

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on this incredible adventure.

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You’ve spent many years

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building a formidable company

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that you can be rightfully proud of.

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And thank you for

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letting us become your partner.

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Why did you let us become your partner?

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Richard, it is a pleasure to be here with you,

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and you are kind to characterize

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the company like that.

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We are just getting started

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in achieving our mission.

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And the question is why?

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Why did we enter

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into this partnership with you?

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Grove has always been about

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how do we change our industry,

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the consumer products industry.

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In almost every home in the world

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hand soap dish, soap, water detergent,

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bath tissue.

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This is an industry that touches

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hundreds of millions of people in the US,

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billions of people worldwide,

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and it doesn't have a good track record

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in terms of its impact on human health,

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and it has a terrible track record

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in terms of its impact

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on the environment.

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And so when we wanted to go

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public, really, it was about

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how do we find a partner

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that understands how to use disruption,

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how to buy into crazy ideas

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like taking the plastic out of a category

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that's always been wrapped

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in single use plastic,

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that can buy into crazy ideas

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and take to the mainstream real change?

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And so we

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we wanted to partner with you, Richard,

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because there is no one

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who has your track record

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for setting an incredible,

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unachievable, impossible goal

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and then going out and making it happen.

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And that's

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that's something that's inspiring to us

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and super aligned with our mission.

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And I think really

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speaks well to the

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opportunity in front of us.

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I think that,

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what swung it for me was you being able

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to commit to going plastic free by 2025.

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I mean, that must be really,

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really difficult.

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I mean, is it going to cost

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your products more

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or do you think

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you've got a way of doing it

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where you can keep the price

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roughly at the same prices as plastic?

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It's a really interesting thing.

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I wish that there were one way

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to snap our fingers and get plastic free,

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but ultimately the answer to

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how do you become plastic

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free is just like how you solve

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any hard problem.

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A little bit at a time with great people,

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clear orientation around the goal

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and a fair amount of complexity.

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But from that comes real innovation,

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so if you look at some of the stuff

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we've been able to drive,

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this for example,

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is a hard multi-surface concentrate.

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You can compare this

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one ounce zero plastic concentrate

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to a big 16 or 24 ounce bottle.

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And so with innovations like this,

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you can imagine this creates

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much less waste

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than a conventional product.

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And as a result,

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it's better for the environment,

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but because of the innovation there.

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And of course, you put

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that in a durable bottle

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like this one, right?

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Because of the innovation there.

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We can deliver for the consumer

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a better quality product

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with a lighter environmental footprint.

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And in this case,

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actually lower the price for consumers.

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And so what we see in part of our

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our vision

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and I think our success to date

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is that we've taken these

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sustainability innovations

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and most of our consumers

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are coming to us

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from conventional brands.

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And before they shopped Grove,

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they bought

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those brands at Target and Wal-Mart.

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You know,

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we do as well in Texas and Kansas

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as we do in California and New York.

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This is a brand

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that's always been oriented towards

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how do we build a big tent

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and invite as many people in as possible?

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One of the people that

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I most admire in the world

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I'm lucky enough to know

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was is Paul Polman, who built Unilever

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and built it into a pretty formidable company

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and always fought to try to do

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what was right,

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for the environment, as well

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as what was right for the company?

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And it wasn't easy

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being a massive company like Unilever.

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But I hear that you have managed

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to get him to come to work with you

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I mean, that's so incredibly exciting,

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and I really look forward to

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seeing you both together

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making magic together.

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It's been incredible

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getting to know, Paul.

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There are precious

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few people in the world

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who understand what it's like

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to make impact at real scale.

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And I think the thing that drew

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Paul and I together was a belief

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that it's not just enough

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to minimize harm.

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We're actually at a point

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where we have the technology

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and the innovation

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to make our products a positive force,

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not just less bad,

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but actually more good.

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I think Paul believes that

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in a way that few people do

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and also understands that if you look

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at the environmental crises

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of our time, right,

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I know you know this,

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we have to stop the plastic crisis.

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We have to take action on climate change.

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And so that requires businesses like ours

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to find a way.

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To take categories

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that historically

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have been a negative force

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and not just make them neutral,

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but make them positive.

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I think one of the things

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that's really fun

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is unlike,

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you know, the incredible scale

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that he has Unilever.

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We are a small and nimble company.

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And so we can take risk,

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we can make rapid changes.

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I think that both sets us up well for growth,

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but also candidly,

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you know,

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it's just fun to be at a business

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that's moving fast

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and that can answer the call

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as aggressively as possible.

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If I'm a consumer

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listening to this program

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and I don't want to,

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I don't want to go to Target,

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which I know is a big

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supplier of your products,

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and I just just want to sit at home

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and order them.

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Can you just subscribe for your products

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or get them through the post?

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How would one do that?

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Grove was born digital first.

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When I started this company

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out of my spare bedroom in 2012,

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the vision was 100% online.

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We have a great partnership

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with Target today

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and plan to expand our retail presence.

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But ultimately

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this business was built on

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one to one relationships with customers,

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delivering the best quality product

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with the best customer service

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and doing everything we can

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to make that experience awesome.

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So if you're a consumer

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and you want to think about, hey,

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how do I in a way that's

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super affordable,

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eliminate the plastic waste from my life.

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Think about being more sustainable

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in my home, bringing healthier products?

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And the best place to start

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is just to download the Grove app.

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You'll see an assortment

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of a couple of thousand products there,

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with hundreds of products already

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that are zero plastic and zero waste.

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You can build a whole zero waste basket.

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It'll get delivered directly to you,

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and I really recommend

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reaching out to one of our super

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exceptional Grove guides.

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These are folks

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who are effectively personal concierge

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who can answer any question

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you have from

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"Hey, does this laundry detergent agree

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with my grey water system?"

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or "I'm interested in going zero plastic.

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What are the first

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five places to start?"

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The Grove app is a great place

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to explore the assortment,

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get access to the best prices,

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you can subscribe,

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and we really, really think about

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how do we overdeliver

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in terms of customer service

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every day as well?

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Explain a B Corp.

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We've been a B Corp

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from the beginning,

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and the reason

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this is important to me

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is I think that business can be

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and has to be

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one of the biggest forces

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for positive change

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in the world over the coming decades.

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It has to be.

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And so what a B Corp is, is a business

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that doesn't just prioritize profit,

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but also prioritizes the environment,

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our community,

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our employees and our customers.

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And so we are allowed

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to think about all of those things,

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not just the next quarter's earnings.

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And what makes this so important to me

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is number one,

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I think long term in this category,

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this is a massive, massive category,

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touches almost every household in the world.

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We have to think long term.

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People say that over the long term,

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the interests of shareholders

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and customers are aligned,

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I believe, over the long term.

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You have to say the interests

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of shareholders,

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customers, employees

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and the environment

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are perfectly aligned.

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And so we have to think about

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all of them.

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And being a B Corp

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gives us the ability to think long term.

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And the other thing it does

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is it allows us to attract

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the best talent.

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And I think business success

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starts with talent

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and the best people in the world today.

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They want to work at companies

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like Virgin and Grove,

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where you don't just make a living,

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but you make a difference.

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And being a B Corp

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says specifically

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to everyone from our customers

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to prospective employees,

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that this is a business that cares

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not just about doing good

00:08:57:11 - 00:08:58:17

but also doing well.

00:08:58:17 - 00:09:00:07

We couldn't be happier to be partners

00:09:00:07 - 00:09:03:08

with you on this,

00:09:03:08 - 00:09:04:20

and I look forward to

00:09:04:20 - 00:09:07:11

many, many years of working together and

00:09:07:11 - 00:09:08:00

once again,

00:09:08:00 - 00:09:10:12

congratulations on all you've achieved.

00:09:10:12 - 00:09:12:05

It's quite extraordinary

00:09:12:05 - 00:09:13:19

and even more importantly,

00:09:13:19 - 00:09:14:17

all that you're going to achieve

00:09:14:17 - 00:09:16:13

in the years to come.

00:09:16:13 - 00:09:17:18

Thanks to you.

00:09:17:18 - 00:09:18:16

Richard, a pleasure.

00:09:18:16 - 00:09:21:11

I look forward to many years

00:09:21:11 - 00:09:22:22

of changing the industry.

00:09:22:22 - 00:09:23:14

God willing,

00:09:23:14 - 00:09:24:14

creating the future

00:09:24:14 - 00:09:26:07

you just described for our children

00:09:26:07 - 00:09:27:02

and grandchildren.

00:09:27:02 - 00:09:28:11

It should be a ton of fun.

Additional Information and Where to Find It

In connection with the business combination, Virgin Group Acquisition Corp. II (“VGAC II”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of VGAC II, and after the registration statement is declared effective, VGAC II will mail a definitive proxy statement/prospectus relating to the business combination to its shareholders. This communication does not contain all the information that should be considered concerning the business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. VGAC II’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the business combination, as these materials will contain important information about Grove Collaborative, Inc. (“Grove”), VGAC II and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the business combination will be mailed to shareholders of VGAC II as of a record date to be established for voting on the business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Virgin Group Acquisition Corp. II, 65 Bleecker Street, 6th Floor, New York, New York 10012.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VGAC II, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGAC II’s shareholders in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGAC II’s shareholders in connection with the business combination will be set forth in VGAC II’s registration statement on Form S-4, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of VGAC II’s directors and officers in VGAC II’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by VGAC II, which will include the proxy statement/prospectus of VGAC II for the business combination.

Caution Concerning Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements that may be contained in this communication are based on our current expectations and beliefs made by the management of VGAC II and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGAC II and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGAC II or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGAC II stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGAC II’s filings with the SEC, and in VGAC II’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this communication are made as of the date hereof, based on information available to VGAC II and Grove as of the date hereof, and VGAC II and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.